

V & B/12/0

A & 3/11/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

‖‖‖‖‖‖‖‖‖‖‖
04004719

SEC RECEIVED FEB 27 2004 WASH PROCESSING

SEC FILE NUMBER
8-47298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** AND ENDING **December 31, 2003**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leonard Financial Corporation DBA Leonard & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 West Long Lake Road, Suite 150

(No. and Street)

Troy   Michigan   48098

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald M. Leonard   (248) 952-5858

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.

(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway   Roseville   Michigan   48066

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Donald M. Leonard__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Leonard & Company__ , as of __December 31__ , 20__03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BRANISLAV D. MILOSEVIC
NOTARY PUBLIC OAKLAND CO., MI
MY COMMISSION EXPIRES Aug 6, 2007

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LEONARD & COMPANY

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2003

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

Board of Directors and Stockholder
Leonard & Company

In planning and performing our audit of the financial statements of Leonard & Company for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We reviewed the procedures for determining the compliance with the exemptive provisions of Rule 15c3-3 and determined that the Company was in compliance with the conditions of the exemption and no facts came to our attention that indicated that such provisions had not been complied with during the period. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William St Minulett & Co. P. C.

February 13, 2004

LEONARD & COMPANY

FINANCIAL STATEMENTS

and

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2003

with

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

LEONARD & COMPANY

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Leonard & Company

We have audited the accompanying balance sheets of Leonard & Company as of December 31, 2003 and 2002 and the related statements of stockholder's equity, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leonard & Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 13, 2004

1

LEONARD & COMPANY
BALANCE SHEET
December 31, 2003 And 2002

ASSETS

	2003	2002
Cash	$ 120,959	$ 63,908
Accounts receivable:		
Brokers, dealers and clearing organization	295,996	483,784
Deposit - clearing organization	75,000	75,000
Amounts due from salesmen	42,659	39,653
Amount due from parent company (Note 5)	2,604,934	1,813,500
Prepaid expenses	27,059	20,152
	$3,166,607	$2,495,997

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
Accounts payable:		
Commissions due sales representatives	$ 385,020	$ 506,836
Other	5,210	-
Note Payable – Regulatory Agency (Note 6)	-	3,884
Total liabilities	390,230	510,720
Stockholder's equity:		
Preferred stock, 60,000 shares authorized;		
28,800 and 17,350 shares issued (Note 4)	2,880,000	1,735,000
Common stock, no par value; 60,000 shares		
authorized; 10,000 shares issued	43,000	43,000
Paid-in capital	325,000	325,000
Retained earnings (deficit)	(471,623)	(117,723)
Total stockholder's equity	2,776,377	1,985,277
	$3,166,607	$2,495,997

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2003 And 2002

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Stockholder's Equity
Balance, December 31, 2001	$585,000	$ 43,000	$325,000	$ (171,479)	$ 781,521
Net income for the year ended December 31, 2002				147,475	147,475
Sale of 2,000 shares of Series A preferred stock (Note 4)	200,000				200,000
Redemption of 500 shares of Series A preferred stock (Note 4)	(50,000)				(50,000)
Sale of 10,000 shares of Series 2 preferred stock (Note 4)	1,000,000				1,000,000
Dividends paid on preferred stock (Note 4)				(93,719)	(93,719)
Balance, December 31, 2002	1,735,000	43,000	325,000	(117,723)	1,985,277
Net (loss) for the year ended December 31, 2003				(118,898)	(118,898)
Redemption of 250 shares of Series A preferred stock	(25,000)				(25,000)
Redemption of 3,050 shares of Series 2 preferred stock	(305,000)				(305,000)
Sale of 14,750 shares of Series 3 preferred stock	1,475,000				1,475,000
Dividends paid on preferred stock (Note 4)				(235,002)	(235,002)
Balance, December 31, 2003	$2,880,000	$ 43,000	$ 325,000	$(471,623)	$2,776,377

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF OPERATIONS
For The Years Ended December 31, 2003 And 2002

	2003	2002
Income:		
Commissions and fees	$7,096,813	$5,316,198
Interest	205,157	174,372
Total income	7,301,970	5,490,570
Commissions and clearing charges:		
Commissions paid sales representatives	4,966,063	3,652,195
Clearing charges	674,303	417,294
Total commissions and clearing charges	5,640,366	4,069,489
Gross profit from operations	1,661,604	1,421,081
Selling, general and administrative expenses	1,780,502	1,273,606
Income (loss) before provision for taxes	(118,898)	147,475
Provision for taxes:		
Federal income taxes (Note 2)	-	-
Michigan Single Business Taxes	-	-
Total provision for taxes	-	-
Net income (loss)	$(118,898)	$ 147,475

See accompanying notes.

LEONARD & COMPANY
STATEMENT OF CASH FLOWS
For The Years Ended December 31, 2003 And 2002

	2003	2002
Increase (decrease) in cash:		
Cash flows from operating activities:		
Commissions and fees received	$ 7,284,601	$ 5,178,917
Interest income	205,157	174,462
Commissions paid sales representatives	(5,090,885)	(3,553,854)
Clearing charges	(674,303)	(417,294)
Selling, general and administrative expenses paid	(1,786,083)	(1,297,000)
Net cash provided (used) by operating activities	(61,513)	85,231
Cash flows from investing activities:		
Advances to Parent Company	(791,434)	(1,213,500)
Net cash used by investing activities	(791,434)	(1,213,500)
Cash flows from financing activities:		
Proceeds from sale of preferred stock, net	1,145,000	1,150,000
Dividends paid on preferred stock	(235,002)	(93,719)
Net cash provided by financing activities	909,998	1,056,281
Net increase (decrease) in cash	57,051	(71,988)
Cash at beginning of year	63,908	135,896
Cash at end of year	$ 120,959	$ 63,908

See accompanying notes.

	2003	2002
Reconciliation of net income (loss) to net cash provided (used) by operating activities:		
Net income (loss)	$(118,898)	$147,475
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable – brokers, dealers, clearing organization and salesmen	184,782	(167,862)
Prepaid expenses	(6,907)	(17,903)
Deposits	-	90
Increase (decrease) in:		
Accounts payable - commissions due sales representatives	(121,816)	128,922
Accounts payable – other	5,210	-
Note payable – Regulatory Agency	(3,884)	(5,491)
Total adjustments	57,385	(62,244)
Net cash provided (used) by operating activities	$ (61,513)	$ 85,231

See accompanying notes.

Note 1 - ORGANIZATION

Leonard Financial Corporation, doing business as Leonard & Company, a securities broker-dealer, is a wholly owned subsidiary of Donald M. Leonard Investment Company, (the Parent Company). See Note 5 for related transactions with the Parent Company.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related commission income and expenses are generally recorded on a trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company and its Parent file separate income tax returns.

Federal income taxes in the amount of approximately $41,000 for the year ended December 31, 2002 were offset by available net operating loss carryforward from prior years.

In addition, the Company has available a net operating loss carryforward of approximately $163,000 to offset against future taxable income.

Note 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

Note 3 – NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2003, the Company's net capital was $83,755 and its required net capital was $26,015. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 4.66 to 1.

Note 4 – PREFERRED STOCK

In September 2001, the Company amended their articles of incorporation to authorize 60,000 Shares of preferred stock to be issued in various series.

In an offering dated September 10, 2001, the Board of Directors authorized the sale of 10,000 shares of $100 par value, cumulative non-voting Series A preferred stock, at $100 per share (totaling $1,000,000), paying dividends semi annually at a rate of 15% per annum, commencing April 1, 2002. The offering closed April 3, 2002.

In a second offering, dated April 4, 2002, the Board of Directors authorized the sale of 10,000 shares of no par value, cumulative non-voting Series 2 preferred stock, at $100 per share (totaling $1,000,000), paying dividends semi-annually at a rate of 11% per annum, commencing July 1, 2002. The offering closed January 6, 2003.

In a third offering, dated January 7, 2003, the Board of Directors authorized the sale of 30,000 shares of no par value, cumulative non-voting Series 3 preferred stock at $100 per share (totaling $3,000,000), paying dividends semi-annually at a rate of 10% per annum, commencing May 1, 2003.

The shares of Series A and Series 2 preferred stock are callable by the Company any time after twelve (12) months at $105 per share. The shares of Series 3 preferred stock are callable by the Company any time after twelve (12) months at $101 per share. Stockholders may redeem their preferred stock at $100 per share on the anniversary date of the original purchase of preferred shares.

The preferred stock outstanding is summarized as follows:

	December 31, 2003		December 31, 2002	
	Number of Shares	Amount	Number of Shares	Amount
Series A	7,100	$ 710,000	7,350	$ 735,000
Series 2	6,950	695,000	10,000	1,000,000
Series 3	14,750	1,475,000	-	-
	28,800	$2,880,000	17,350	$1,735,000

Note 4 – PREFERRED STOCK (CONTINUED)

Subsequent to December 31, 2003 and as of the date of this report, an additional 2,750 shares of Series 3 preferred stock was sold for a total of $275,000.

Dividends paid on the preferred stock are summarized as follows:

	2003	2002
Series A	$106,500	$ 90,087
Series 2	89,963	3,632
Series 3	38,539	-
	$235,002	$ 93,719

Subsequent to December 31, 2003, the Board of Directors declared a dividend to Series 2 preferred stock stockholders payable on January 1, 2004. The total dividends paid amounted to $49,514.

Note 5 – TRANSACTIONS WITH PARENT COMPANY

The Company and its Parent, Donald M. Leonard Investment Company operate under a management agreement whereby the Parent will pay all or a portion of the expenses of Leonard & Company including, but not limited to, expenses such as rent, utilities, insurance, legal fees, communications, general administration, clerical costs and managerial salaries. The Parent Company will charge the Company a management fee to cover these expenses and services. Leonard & Company will pay its directly related expenses including, but not limited to, commissions, licensing and registration fees, banking fees, taxes and other outside vendors with whom it contracts.

For the years ended December 31, 2003 and 2002, the Parent Company charged Leonard & Company management fees of $1,680,000 and $1,243,313, respectively, which is included in Selling, General and Administrative Expenses in the accompanying Statement of Operations.

In addition, the Company has made advances to the Parent. These advances resulted in a receivable from the Parent as of December 31, 2003 and 2002 in the amount of $2,604,934 and $1,813,500, respectively.

Note 6 – NOTE PAYABLE – REGULATORY AGENCY

The note payable Regulatory Agency in the amount of $3,884 at December 31, 2002 due to the National Association of Securities Dealers was paid in full in 2003.

Note 7 - CONTINGENCIES

At December 31, 2003, the Company was involved in various arbitration proceedings with the National Association of Securities Dealers regarding claims by individuals for losses on investments. In the opinion of management these claims are without merit and will be defended vigorously, but the outcome cannot be predicted at this time.

SUPPORTING SCHEDULES

LEONARD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

1.	Total ownership equity	$2,776,377
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	2,776,377
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	2,776,377
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	(2,687,622)
	b. Other deductions and/or charges	(5,000)
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	83,755
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1{f})	
	c. Trading and investment securities: Stocks: Haircut necessary to carry firm owned securities	-
10.	Net capital	$ 83,755
11.	Minimum net capital requirement (6 2/3% of line 19)	26,015
12.	Minimum dollar net capital requirement of reporting broker or dealer	5,000
13.	Net capital requirement (greater of line 11 or 12)	26,015
14.	Excess net capital (line 10, less 13)	$ 57,740

LEONARD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$390,230
19.	Total aggregate indebtedness	$390,230
20.	Percentage of aggregate indebtedness to net capital	466%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Leonard & Company and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

Leonard & Company is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer..."